1-A-W Explanation

October 31, 2016

Re: WayBetter, Inc.

 Form 1-A
 Submitted January 15, 2016
 CIK No. 0001617642

On behalf of WayBetter, Inc., we submit this application for withdrawal of the Offering Statement under Form 1-A initially submitted to the SEC on January 15, 2016.The Company has decided that raising funds under Regulation A at this time no longer comports with its current business strategy.

No securities were sold in connection with the offering.

Sincerely,

/s/ Matthew Daniel
Matthew Daniel
CFO, WayBetter, Inc.